Exhibit (d)(20)

Schedule A

Funds and Portfolios Covered by Sub-Research Agreement

between

Fidelity Investments Japan Limited

and

Fidelity International Investment Advisors

dated as of September 16, 2004

Name of Fund	Name of Portfolio	Type of Fund	Effective Date
Fidelity Central Investment Portfolios LLC	Floating Rate Central Investment Portfolio	Fixed-Income	11/18/04
Fidelity Central Investment Portfolios LLC	High Income Central Investment Portfolio 1	Fixed-Income	09/16/04
Fidelity Central Investment Portfolios LLC	Specialized High Income Central Investment Portfolio	Fixed-Income	07/21/05

Agreed and Accepted as of July 21, 2005
Fidelity Investments Japan Limited	Fidelity International Investment Advisors
By: /s/Yoshito Hirata	By: /s/Frank Mutch
Name: Yoshito Hirata	Name: Frank Mutch
Title: Director	Title: Director